SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-18840

BancFirst Ohio Corp.

(Exact name of registrant as specified in its charter)

422 Main Street, P.O. Box 4654, Zanesville, OH 43702   (740) 452-8444

(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports
under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]		

Approximate number of holders of record as of the certification or notice date: -0-

Effective as of March 8, 2002 BancFirst Ohio Corp. merged with and into UNB Corp., with UNB Corp. as the surviving corporation in such merger with its name changed to Unizan Financial Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unizan Financial Corp., as successor by merger to BancFirst Ohio Corp., has caused this certification notice to be signed on its behalf by the undersigned duly authorized person.

Date: <u>March 8, 2002</u>

By: /s/ Gary N. Fields

Name: Gary N. Fields

Title: President & CEO